AMCON Distributing Company
                         7405 Irvington Road
                           Omaha, NE 68122

March 26, 2007

Mr. Michael Moran
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  AMCON Distributing Company
SEC Comment Letter dated March 12, 2007
Form 10-K, filed December 29, 2006
File No. 1-15589

Dear Mr. Moran:

This letter is being filed as EDGAR correspondence in reference to your March 12, 2007 comment letter on AMCON Distributing Company's Form 10-K filed on December 29, 2006. Your comments from your March 12, 2007 letter are set forth below in all capitals and the Company's response follows in normal font text.

GENERAL

1. WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES TO BE INCLUDED, PLEASE SHOW US IN YOUR SUPPLEMENTAL RESPONSE WHAT THE REVISED DISCLOSURES WILL LOOK LIKE. THESE ADDITIONAL DISCLOSURES SHOULD BE INCLUDED IN FUTURE FILINGS.

Response: We have reviewed and responded to each of the comments below and for each request for additional disclosure, we have provided our anticipated disclosure to be included in future filings as indicated in each response. We note that Comment 7 requires the Form 10-K to be amended with respect to Item 9A and we will do so as described in our response to that comment.


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES, PAGE 37

2. YOUR DISCLOSURE DOES NOT DISCUSS THE IMPACT OF ACTIONS TAKEN IN 2006 WITH RESPECT TO THE CURRENT AND UNCERTAIN STATUS OF THE OPERATIONS OF TSI. PLEASE REVISE YOUR DISCLOSURE TO DISCUSS THE IMPACT ON YOUR FUTURE CASH FLOWS AND LIQUIDITY POSITION OF YOUR DECISION TO CEASE OPERATIONS OF TSI. SEE ITEM 303(a)(1) OF REGULATION S-K.

Response:

Beginning in the March 31, 2007 Quarterly Report on Form 10-Q and in all applicable future filings, we will discuss the impact of our decision in fiscal 2006 to cease the operations of TSI (as long as it is deemed material) on our future cash flows and liquidity position as a component of our management's

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discussion and analysis.  Our anticipated disclosure for the Quarterly Report on Form 10-Q for March 31, 2007, as it relates to the impact of our decision to cease the operations of TSI, is as follows:

"As discussed in Note 2 to the Condensed Consolidated Unaudited Financial Statements included within this Quarterly Report on Form 10-Q, in fiscal 2006 Company management decided to cease operations of TSI due recurring losses, lack of capital resources and the litigation discussed in Part II, Item 1, Legal Proceedings regarding the ownership of the assets of TSI. As a result of this decision, there are no revenues and only minimal expenses at TSI. Management is working to divest substantially all of the assets of TSI as part of a complete settlement of any and all claims by CPH against the Company and that the Company has against CPH. The impact of this decision on our future cash flows is that only minimal expenses are funded at TSI."


CONSOLIDATED FINANCIAL STATEMENTS - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 56

3. WE NOTE THAT YOU HAVE BOTH WHOLESALE AND RETAIL OPERATIONS. PLEASE TELL US IF YOU RECEIVE ALLOWANCES AND CREDITS FROM VENDORS IN CONNECTION WITH THE PURCHASE OR PROMOTION OF THE VENDOR'S PRODUCTS SUCH AS SLOTTING FEES, PAYMENTS UNDER BUY-DOWN AGREEMENTS, COOPERATIVE ADVERTISING FEES, AND OTHER CONSIDERATION. IF SO, PLEASE TELL US THE NATURE AND TIMING OF YOUR RECEIPT AND RECORDING OF THESE TYPES OF CREDITS AND REVISE YOUR DISCLOSURES TO INCLUDE YOUR ACCOUNTING POLICY WITH RESPECT TO THESE TYPES OF TRANSACTIONS. DISCLOSE THE STATEMENT OF OPERATIONS LINE ITEM IN WHICH EACH OF THESE TYPES OF PAYMENTS IS INCLUDED. FOR ANY AMOUNTS NETTED AGAINST EXPENSE LINE ITEMS OTHER THAN COST OF SALES, ALSO DISCLOSE THE AMOUNTS NETTED AGAINST EACH EXPENSE LINE ITEM FOR EACH PERIOD PRESENTED. REFER TO EITF 02-16.

Response: In the normal course of operating our wholesale and retail operations, we receive certain allowances and credits from vendors in connection with our purchase and/or promotion of our vendors products. Because cigarettes constituted approximately 70-75% of our Company's sales volume for the past several years, a significant portion of our incentives are generated from cigarette manufacturers.

Our cigarette incentive programs can be broken out into two primary categories; market share and volume based incentives. For market share based incentives, we recognize the income as a reduction of cost of goods sold in accordance with EITF 02-16 when the amount of the incentive is probable and reasonably estimable. Based on the criteria set forth in paragraph 8 of EITF 02-16, unless achievement of the market share goals/requirements is reasonably assured (i.e. probable), the incentive is recorded in the period in which it is received because market share incentives have historically been unpredictable. For volume based incentives that are probable and reasonably estimable, we record the related incentive as a reduction of cost of goods sold prorata in accordance with EITF 02-16.

Our non-cigarette vendors also have volume based incentives which we recognize as a reduction of costs of goods sold as the criteria for the incentive is achieved.

                                   2


In addition to the programs described above we also have cooperative advertising programs. In accordance with EITF 02-16 paragraph 5, the receipt of these credits are recorded as a reduction of the costs incurred for the program as they represent specific, incremental, identifiable costs incurred by the Company in selling the vendor's products or services. In the circumstance that the amount of the consideration exceeds the costs incurred, the consideration is recorded as a reduction of cost of goods sold.

In all applicable future filings, we will revise our summary of significant accounting policies to incorporate our accounting for incentives as follows:

"Purchase discounts are reflected in the carrying value of the related inventory when earned and as cost of goods sold as the related merchandise is sold. Up-front consideration linked to purchase or other commitments is initially deferred until the performance of the activities specified by the vendor to earn the fee are completed. Vendor incentives that are probable and reasonably estimable are recognized prorata as a reduction to cost of goods sold as the performance of the activities specified by the vendor to earn the incentive are completed. Certain market share and growth based incentives are recorded as a reduction of cost of goods sold at the time the incentive is received which is deemed to be the point at which the incentive is probable and reasonably estimable. Cooperative advertising incentives from suppliers are recorded as a reduction to cost of goods sold to the extent the vendor consideration exceeds the costs relating to the programs. The amount of these cooperative advertising incentives are recorded in the period the related promotional or merchandising programs were provided. Some of the vendor incentive promotions require that we make assumptions and judgments regarding, for example, attaining specified levels of purchases. Vendor incentives are at the discretion of our vendors and can fluctuate due to changes in vendor strategies and market requirements."


NOTE 9. DEBT, PAGE 76
NOTE 13. RELATED PARTY TRANSACTIONS, PAGE 80

TSI LOANS
---------
4. YOU DISCLOSE THAT CERTAIN OF THESE OBLIGATIONS WERE IN DEFAULT AS OF SEPTEMBER 30, 2006. PLEASE TELL US AND REVISE YOUR DISCLOSURES TO CLARIFY IF WAIVERS WERE OBTAINED. IF WAIVERS WERE NOT OBTAINED, PLEASE TELL US AND DISCLOSE THE ACTIONS YOU PLAN AND THE REPERCUSSIONS OF NOT BEING ABLE TO OBTAIN A WAIVER. REFER TO RULE 4-08(c) OF REGULATION S-X.

Response: We advise the staff that TSI carries approximately $5.8 million of notes payable and/or debt obligations on its balance sheet as of September 30, 2006. Because the balance sheet classification of each note payable and/or debt obligation was based on its contractual maturity, all but the $2.1 million of the notes payable and/or debt obligations were classified as a current liability of discontinued operations in the September 30, 2006 consolidated balance sheet and as such, waivers were not deemed necessary at September 30, 2006. Furthermore, a stay was in place in the litigation which effectively prevented CPH from calling the obligations. The $2.1 million classified as noncurrent liability of discontinued operations represents the long-term contractual

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maturities of the $2.5 million note due to CPH originating from the 2004 purchase transaction. Our evaluation of the classification of the notes payable resulting in the classification of the notes based on their contractual maturities included:

     - the stay in place on the litigation at September 30, 2006;
     - the ongoing mediation towards a settlement between the parties; and
     - the uncertainty surrounding the ultimate settlement of the obligations

Without the stay on the litigation, the repercussions of not obtaining waivers is that the classification of the $2.1 million classified as a noncurrent liability would be classified as a current liability of discontinued operations at the time this occurs. Management evaluates the classification of the TSI loans at the end of each reporting period based on the criteria discussed above. In all future filings, we will indicate that waivers have not been obtained.

NOTE 14. COMMITMENTS AND CONTINGENCIES, PAGE 81

LIABILITY INSURANCE, PAGE 81
----------------------------
5. WE NOTE YOUR DISCLOSURE THAT YOUR LIABILITY FOR HEALTH INSURANCE AND WORKERS COMPENSATION CLAIMS IS INCLUDED IN OTHER CURRENT LIABILITIES. WE NOTE THAT THERE IS NO SUCH ACCOUNT AND PRESUME THAT THESE AMOUNTS ARE IN ACCRUED EXPENSES. PLEASE REVISE IN FUTURE FILINGS IF TRUE.

Response: The Company's liability for health insurance and workers' compensation claims are classified in accrued expenses in the consolidated balance sheets for the periods presented. Accordingly, we will revise our disclosure to state such in all applicable future filings.

TRINITY SPRINGS, INC. LITIGATION, PAGE 82

6. WE NOTE THE LAWSUIT FILED AGAINST YOU BY MINORITY SHAREHOLDERS CONTESTING THE VALIDITY OF THE VOTE THAT APPROVED YOUR ACQUISITION OF TSI IN 2004. YOUR DISCLOSURE INDICATES THAT THE COURT ISSUED A SUMMARY JUDGMENT IN DECEMBER 2005 AND THE COURT APPROVED IN OCTOBER 2006 A SETTLEMENT AGREEMENT REACHED BY CERTAIN PARTIES, BUT YOU DISCLOSE IN FORM 10-K AS WELL AS NOTE 11 IN YOUR MOST RECENTLY FILED FORM 10-Q THAT YOU ARE UNABLE TO DETERMINE AN ESTIMATE OR RANGE OF ANY POTENTIAL LOSS. PLEASE CLARIFY TO US AND REVISE YOUR DISCLOSURE TO IDENTIFY THE COMPONENTS OF SETTLEMENT AGREEMENT THAT WERE REACHED BY THE PARTIES AND APPROVED BY THE COURT, AND WHY THIS SETTLEMENT DID NOT PROVIDE YOU A BASIS FOR AN ESTIMATE OF YOUR POTENTIAL LIABILITY IN ACCORDANCE WITH SFAS 5. PLEASE PROVIDE US MORE DETAILED SUPPORTING YOUR BASIS IN GAAP FOR NOT RECORDING ANY LIABILITY AS A RESULT OF THIS LITIGATION.

Response: The October 2006 settlement (and subsequent settlement) resulted in a complete release of AMCON and TSI by the minority shareholder plaintiffs. The actual terms of the settlement are sealed by the District Court of the Fifth Judicial District of the State of Idaho as several other parties are still involved. The case was dismissed with prejudice and is closed. The October 2006 settlement did not resolve contract claims between CPH and AMCON. We are, however, in litigation with CPH and are vigorously disputing these claims and will be asserting claims of our own against CPH.


                                    4


With respect to the remaining claims by CPH, it is important to note that AMCON has taken the most conservative position from a financial reporting perspective and has recorded the full liability for the outstanding principal amount of the two promissory notes issued in the asset acquisition as well as the limited guaranty by AMCON of the water royalty, which liabilities appear in the FY 2006 Balance Sheet in the line items "current liabilities of discontinued operations" and "noncurrent liabilities of discontinued operations" and are described in
Note 2 to the FY 2006 financial statements.

Any other liabilities asserted by CPH would not be recordable under the standards of Financial Accounting Standard No. 5 because, after consulting with trial counsel, AMCON is unable to determine that the outcome is probable and cannot estimate the amount or range of such other liabilities because of the amount of discovery, the numerous legal issues that exist and other pretrail work that is yet to be completed. Furthermore, AMCON and TSI are asserting their own claims against CPH, which if successful could result in a gain.

In order to clarify our disclosure we will update our future Quarterly Reports on Form 10-Q as follows:

"During the last several months, the parties have been engaged in settlement discussions. Recently, settlement agreements were reached between the parties. The settlement resolved all disputes between the minority shareholders plaintiffs, CPH, AMCON, TSI and the Defendant Directors, with two exceptions.
On October 16, 2006, the Court approved the parties' settlement and ordered the dismissal with prejudice of the lawsuit, except for the claims of the single minority shareholder plaintiff which were subsequently settled pursuant to the same terms. The settlement also did not resolve claims that AMCON and TSI may have against CPH or that CPH may have against AMCON or TSI (the "Contract Claims"). AMCON and TSI benefited from the settlement in that they were relieved from contingent liabilities potentially arising from the claims by the minority shareholder plaintiffs that were extinguished by the settlement. Other than the Contract Claims, AMCON received a complete release."

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 90

7. YOU DISCLOSE THAT MATERIAL WEAKNESSES WERE NOTED DURING THE EVALUATION PERFORMED IN CONNECTION WITH THE FISCAL YEAR ENDED SEPTEMBER 30, 2005, AND A PLAN WAS IMPLEMENTED DURING FISCAL 2006 WHEREBY YOU WERE ABLE TO SUCCESSFULLY REMEDIATE AND ELIMINATE ALL OF THE MATERIAL WEAKNESSES. HOWEVER, YOU DID NOT PROVIDE A CONCLUSION ON THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD OF YOUR MOST RECENT FISCAL YEAR. PLEASE CONFIRM TO US AND AMEND FORM 10-K TO REVISE YOUR DISCLOSURE TO STATE WHETHER YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE IN TIMELY ALERTING THEM TO INFORMATION REQUIRED TO BE INCLUDED IN YOUR FILINGS UNDER THE SECURITIES EXCHANGE ACT OF 1934. PLEASE ALSO NOTE THAT BOTH OF YOUR CERTIFYING OFFICERS PROVIDED A CERTIFICATION IN PARAGRAPH 4(b) OF EXHIBIT 31 ON A CONCLUSION ON THE EFFECTIVENESS OF THE DISCLOSURE CONTROLS AND PROCEDURES THAT HAS NOT BEEN PRESENTED. SEE EXCHANGE ACT RULE 13a-15(e).

Response: We will amend our fiscal 2006 Form 10-K filed on December 29, 2006 to revise Item 9A Controls and Procedures as follows:

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The Company maintains disclosure controls and procedures (as defined in Rules
13a-15(f) and 15d-15(e) under the Exchange Act of 1934, as amended (the "Exchange Act")), that are designed to ensure that information required to be disclosed in the Company's reports filed or furnished under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Exchange Act related rules and forms of the SEC. Such information is accumulated and communicated to the Company's management, including its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives.

The Company carried out the evaluation required by Rule 13a-15(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of the end of the period covered by this report, the design and operation of the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As previously disclosed, in connection with the Company's fiscal year 2005 audit, and the Company's evaluation of disclosure and controls procedures, management determined that material weaknesses existed at September 30, 2005 related to incorrect accounting entries made at the Company's HNWC subsidiary, and interest expense allocations made by the Company to one of its wholly-owned subsidiaries (The Beverage Group, Inc.) which was a component of discontinued operations. During fiscal 2006, the Company implemented a plan which resulted in the successful remediation and elimination of our material weaknesses in internal control over financial reporting as disclosed in Form 10-K for the fiscal year ended September 30, 2005.

Except for the changes related to the remediated material weaknesses described above, there has been no change during the Company's fiscal year ended September 30, 2006, in the Company's internal controls over financial reporting (as such term is defined in Rules 13(a)-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

This concludes our responses to the Staff's comments in your March 12, 2007 letter. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We welcome any additional questions that you might have.

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Furthermore, the Company acknowledges:

  - it is responsible for the adequacy and accuracy of the disclosure in the filing;

  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  - it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions regarding these matters please feel free to contact me at (402) 331-3727.

Sincerely,



/s/ Andrew C. Plummer
------------------------
Andrew C. Plummer
Vice President and
  Chief Financial Officer